Exhibit 99.(a)(1)(I)

Valvoline Announces Commencement of Tender Offer to Repurchase up to $1.0 Billion in Value of Its Common Stock

LEXINGTON, Ky., May 11, 2023 – Valvoline Inc. (NYSE: VVV), a trusted leader in preventive automotive maintenance delivering quick and convenient service, today announced that it has commenced a modified “Dutch auction” tender offer to repurchase up to $1.0 billion in value of shares of its common stock at a price not greater than $40.00 per share nor less than $35.00 per share, to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and Letter of Transmittal that are being distributed to stockholders (the “Offer”). If the Offer is fully subscribed, the number of shares to be purchased in the Offer represents approximately 15.08% to 17.23% of Valvoline’s issued and outstanding shares as of May 5, 2023, depending on the purchase price payable for those shares pursuant to the Offer. At the maximum purchase price of $40.00 per share, the Offer would represent a premium of approximately 4% to the NYSE closing price of the shares on May 10, 2023 of $38.45 per share.

On November 10, 2022, the Board of Directors of Valvoline approved a share repurchase authorization of $1.6 billion (the “2022 Share Repurchase Authorization”). As of May 5, 2023, the remaining capacity under the 2022 Share Repurchase Authorization was approximately $1.37 billion. The repurchase of up to $1.0 billion of shares in the Offer is being made pursuant to the 2022 Share Repurchase Authorization. The Company intends to pay for the purchase of shares in the Offer with cash on hand from the net proceeds received from the sale of its Global Products business.

The Offer will expire at 12:00 midnight, at the end of the day, New York City time, on Thursday, June 8, 2023, unless extended or terminated by Valvoline. Tenders of shares must be made prior to the expiration of the Offer and may be withdrawn at any time prior to the expiration of the Offer. The Offer will not be conditioned upon any minimum number of shares being tendered and will not be subject to a financing condition; however, the Offer is subject to a number of other conditions described in the Offer to Purchase.

Tendering stockholders may specify a price not greater than $40.00 per share nor less than $35.00 per share (in increments of $0.25) at which they are willing to sell their shares pursuant to the Offer. On the terms and subject to the conditions of the Offer, the Company will designate a single per share price that the Company will pay for shares properly tendered and not properly withdrawn from the Offer, taking into account the total number of shares tendered and the prices specified by tendering stockholders. The Company will select the lowest purchase price, not greater than $40.00 per share nor less than $35.00 per share, that will allow it to purchase shares having an aggregate purchase price of $1.0 billion, or a lower amount depending on the number of shares properly tendered and not properly withdrawn (such purchase price, the “Final Purchase Price”). Only shares validly tendered at prices at or below the Final Purchase Price, and not properly withdrawn, will be eligible for purchase in the Offer. All shares acquired in the Offer will be acquired at the Final Purchase Price, including those shares tendered at a price lower than the Final Purchase Price. However, due to the “odd lot” priority, proration and conditional tender offer provisions described in the Offer to Purchase, all of the shares tendered may not be purchased if the number of shares properly tendered at or below the Final Purchase Price and not properly withdrawn have an aggregate value in excess of $1.0 billion (based on the Final Purchase Price).

The Company will purchase only those shares properly tendered and not properly withdrawn upon the terms and conditions of the Offer. All shares accepted for payment will be paid promptly after the expiration of the Offer period, to the seller in cash, less any applicable withholding taxes and without interest. At the maximum Final Purchase Price of $40.00 per share, the Company would purchase 25,000,000 shares if the Offer is fully subscribed, which would represent approximately 15.08% of the total issued and outstanding shares as of May 5, 2023. At the minimum Final Purchase Price of $35.00 per share, the Company would purchase 28,571,429 shares if the Offer is fully subscribed, which would represent approximately 17.23% of the total issued and outstanding shares as of May 5, 2023.

Shares not purchased in the Offer will be returned at the Company’s expense promptly following the expiration of the Offer. The Company reserves the right, in its sole discretion, to change the per share purchase price options and to increase or decrease the aggregate value of shares sought in the Offer, subject to applicable law. In accordance with the rules of the U.S. Securities and Exchange Commission (“SEC”), the Company may purchase in the Offer up to an additional 2% of its outstanding shares without amending or extending the Offer.

The Dealer Managers for the Offer are BofA Securities, Inc., Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC. The Information Agent for the Offer is Georgeson LLC. The Depositary is Equiniti Trust Company. The Offer to Purchase, Letter of Transmittal and related documents are being mailed to stockholders of record and also will be made available for distribution to beneficial owners of shares. For questions and information, please call BofA Securities, Inc., toll free at (888) 803-9655, Morgan Stanley & Co. LLC, toll free at (855) 483-0952, Goldman Sachs & Co. LLC, toll free at (212) 902-1000, or the Information Agent, toll free at (888) 642-8066.

Valvoline’s Board of Directors has approved the Offer. However, none of Valvoline, its Board of Directors, the Dealer Managers, the Information Agent or the Depositary is making any recommendations to stockholders as to whether to tender or refrain from tendering their shares or as to the purchase price or the purchase prices at which shares may be tendered into the Offer. Stockholders must make their own decisions as to how many shares they will tender, if any, and at what price or prices to tender. Prior to making any decision with respect to the Offer, stockholders should read and evaluate carefully the information in the Offer to Purchase and in the related Letter of Transmittal.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL SHARES OF VALVOLINE THE OFFER IS BEING MADE ONLY PURSUANT TO THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS THAT VALVOLINE WILL SHORTLY BE DISTRIBUTING TO ITS STOCKHOLDERS AND FILING WITH THE SEC. STOCKHOLDERS SHOULD READ CAREFULLY THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE OFFER. STOCKHOLDERS MAY OBTAIN A FREE COPY OF THE TENDER OFFER STATEMENT ON SCHEDULE TO, THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND OTHER DOCUMENTS THAT VALVOLINE WILL SHORTLY BE FILING WITH THE SEC AT THE SEC’S WEBSITE AT WWW.SEC.GOV OR BY CALLING GEORGESON LLC, THE INFORMATION AGENT FOR THE OFFER, TOLL-FREE AT (888) 642-8066. STOCKHOLDERS ARE URGED TO CAREFULLY READ THESE MATERIALS PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE OFFER.

Forward-Looking Statements

Certain statements in this press release, other than statements of historical fact, are forward-looking statements. Such forward-looking statements may include, without limitation, statements about the expected tender offer, including the value of shares that we expect to offer to purchase in the tender offer, the expected price range, and whether we actually commence and consummate the tender offer as planned or at all. Valvoline has identified some of these forward-looking statements with words such as “anticipates,” “believes,” “expects,” “estimates,” “is likely,” “predicts,” “projects,” “forecasts,” “may,” “will,” “should,” and “intends,” and the negative of these words or other comparable terminology. These forward-looking statements are based on Valvoline’s current expectations, estimates, projections, and assumptions as of the date such statements are made and are subject to risks and uncertainties that may cause results to differ materially from those expressed or implied in the forward-looking statements. Additional information regarding these risks and uncertainties are described in the Company’s filings with the Securities and Exchange Commission (the “SEC”), including in the “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Quantitative and Qualitative Disclosures about Market Risk” sections of Valvoline’s most recently filed periodic reports on Forms 10-K and 10-Q, which are available on Valvoline’s website at http://investors.valvoline.com/sec-filings or on the SEC’s website at http://www.sec.gov. Valvoline assumes no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future, unless required by law.

About Valvoline™ Inc.

The Quick, Easy, Trusted name in preventive vehicle maintenance, Valvoline Inc. (NYSE” VVV) leads the industry with automotive service innovations that simplify consumers’ lives. With an average consumer rating of 4.6 out of 5 stars*, Valvoline Inc. has built the model for transparency and convenience to take the worry out of vehicle care. From its 15-minute, stay-in-your-car oil changes to battery replacements and tire rotations, the Company’s model offers maintenance solutions for all types of vehicles. The Company operates and franchises nearly 1,800 service center locations through its Valvoline Instant Oil ChangeSM and Valvoline Great Canadian Oil Change retail brands and helps independent operators grow their businesses through its nearly 300 Valvoline Express Care locations in North America. To learn more, or to find a Valvoline Inc. service center near you, visit vioc.com.

TM	Trademark, Valvoline Inc., or its subsidiaries, registered in various countries
SM	Service mark, Valvoline Inc., or its subsidiaries, registered in various countries
*	Based on a survey of more than 600,000 Valvoline Instant Oil ChangeSM customers annually

FOR FURTHER INFORMATION

Investor Inquiries

+1 (859) 357-3155

IR@valvoline.com

Media Inquiries

Michele Gaither Sparks

Sr. Director, Corporate Communications

+1 (859) 230-8097

michele.sparks@valvoline.com